SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of March, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A
Publicly-Held Company
National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) No. 60.643.228/0001-21
State Registration No. (NIRE): 35.300.022.807

CALL NOTICE
OF
SPECIAL SHAREHOLDERS MEETING

The shareholders of VOTORANTIM CELULOSE E PAPEL S.A. (Company) are hereby notified to attend at first call the Special Shareholders Meeting (AGE) to be held at the principal place of business of the Company, at Alameda Santos, No. 1357/6th floor, in this City of São Paulo, at 2:00 p.m., on April 2, 2009, to resolve on the following agenda:

-- Amend, according to a proposal by the management, the Bylaws of the Company to include Article 34 in the Transitory Provisions chapter, providing for the rules applicable to the creation of the Independent Special Committee referred to in CVM Instruction Report No. 35/2008, which shall operate on a provisional basis to meet the purposes set forth in said Instruction Report.

Share ownership certificate will be requested for shares held in trust, to be provided by the depository institution. Proxies of shareholders shall evidence that they have been appointed as legal representatives less than one year ago and file the respective documents at the principal place of business of the Company within three (3) business days before the date of the Special Shareholders Meeting (article 27, paragraph 4, of the Bylaws).

São Paulo, March 18, 2009.

JOSÉ ROBERTO ERMÍRIO DE MORAES
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: March 18, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer